Exhibit 99.2

Erratum Annual Report Delhaize Group 2007

Page 86, Note 19, Leases

The note should be as follows (change highlighted in bold and italics):

Delhaize Group’s stores operate principally in leased premises. Lease terms generally range from three to 27 years with renewal options ranging from three to 27 years. The following schedule details at December 31, 2007, the future minimum lease payments:

(in millions of EUR)	2008	2009	2010	2011	2012	Thereafter	Total
Finance leases
Future minimum lease payments	113.3	109.9	104.7	98.9	95.4	891.0	1,413.2
Less amount representing interest	(74.3)	(70.0)	(65.4)	(60.9)	(56.2)	(451.5)	(778.3)

Present value of minimum lease payments	39.0	39.9	39.3	38.0	39.2	439.5	634.9
Operating leases
Future minimum lease payments	183.0	173.4	167.0	157.2	148.7	1,097.4	1,926.7
Closed store lease obligations
Future minimum lease payments	15.8	13.6	11.2	8.7	7.4	29.8	86.5

The average effective interest rate for finance leases was 11.7%, 11.7% and 12.0% at December 31, 2007, 2006 and 2005, respectively. The fair value of the Group’s finance lease obligations using an average market rate of 6.8% at December 31, 2007 was EUR 826.7 million.

Minimum payments have not been reduced by minimum sublease income of EUR 87.1 million due over the term of non-cancelable subleases.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was EUR 241.6 million, EUR 247.4 million and EUR 271.0 million in 2007, 2006 and 2005, respectively.

Certain lease agreements also include contingent rent requirements which are generally based on store sales. Contingent rent expense for 2007, 2006 and 2005 was EUR 0.9 million, EUR 1.1 million and EUR 0.8 million, respectively.

Sublease payments received and recognized into income for 2007, 2006 and 2005 were EUR 19.7 million, EUR 18.1 million and EUR 17.7 million, respectively.

In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not completed at December 31, 2007. The leases generally range from three to 27 years with renewal options generally ranging from three to 27 years. Total future minimum rents under these agreements is approximately EUR 289.3 million.

A liability of EUR 33.7 million, EUR 67.3 million and EUR 94.4 million at December 31, 2007, 2006 and 2005, respectively, for the discounted value of remaining lease payments net of expected sublease income on closed stores was included in provisions (both non-current and current). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

The Group’s obligation under finance leases is secured by the lessors’ title to the leased assets.